Exhibit 99.4

June 19, 2019

Chico’s FAS, Inc.

11215 Metro Parkway

Fort Myers, Florida 33966

Attention: David F. Walker, Chair of the Board

Dear Mr. Walker:

Chico’s FAS, Inc. (the “Company”) has declined to engage with us despite its continued poor performance. Since our prior offer on May 10th, the Company’s trailing twelve month EBITDA has fallen almost $35 million through the first quarter and management has lowered its guidance for the year. This continues a pattern of the Company lowering its guidance and then not meeting it.

Sycamore Partners is now revising its offer to acquire all of the outstanding shares of common stock of the Company to a price of $3.00 per share in cash. This represents a significant premium to what we believe the unaffected trading price of your stock would be absent takeover speculation, and it offers a compelling opportunity to lock-in certain value for your shareholders in the face of further deterioration in your business and the volatility in the market.

As described in our prior letter, we are prepared to finance 100% of the price in cash with equity from Sycamore Partners, with no third party financing conditionality. Engaging with us so we can perform our due diligence will create an attractive and certain alternative for your shareholders, which we believe is in their best interest given the Company’s deteriorating performance and share price. Your most recent full year guidance requires a significant improvement in performance trends and an increase in EBITDA of $10 million, or 25%, in the second half of the year. Should our due diligence provide us the confidence that this plan is achievable, we would be prepared to increase our offer.

If you provide us with due diligence access, we would be prepared to sign a customary confidentiality agreement with a standstill through the end of this year.

We hope that you will engage with us in pursuing a negotiated transaction.

Sincerely yours,

/s/ Stefan Kaluzny
Stefan Kaluzny Managing Director Sycamore Partners (212) 796-8555 skaluzny@sycamorepartners.com

Sycamore Partners Management, L.P.	9 West 57th Street, 31st Floor, New York, New York 10019